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                                                                      EXHIBIT 23

                                                                 [INTEROIL LOGO]

NEWS RELEASE

                   INTEROIL ANNOUNCES UNAUDITED YEAR-END 2003
                               FINANCIAL RESULTS

         MARCH 15, 2004 - SYDNEY, AUSTRALIA - INTEROIL CORPORATION (IOL:TSX-V) (IOC:ASX/POMSOX), a Canadian company with operations in Papua New Guinea announces preliminary unaudited financial accounts for the year-ended 2003.

         "The year 2003 was the year in which InterOil made significant advances towards the development of its stated ambition to build a vertically integrated oil and energy company," said Mr Phil Mulacek, Chief Executive Officer, InterOil. "The refinery project now stands at 95 percent overall complete with "first oil" in the refinery expected in the second quarter 2004. In our upstream division we significantly increased our exploration drilling program to include sixteen structures, of which two structures are currently being drilled. In the downstream area of our business we recently expanded our retail and wholesale distribution "reach" following the acquisition of BP Papua New Guinea, including all its petroleum distribution assets and operations in Papua New Guinea. We remain confident of our ability to integrate the various segments of our business into a single operational organization."

         InterOil is required by the Australian Stock Exchange (ASX) to lodge preliminary unaudited financial results within 75 days of year-end. This release is to satisfy regulation that all exchanges are kept informed of the same information. A copy of the ASX filing can be found on our web site at www.interoil.com.

         InterOil is focused on Papua New Guinea and the surrounding region, and is developing an integrated energy business consisting of an oil refinery, petroleum exploration, and retail assets. The majority of product from the refinery is secured by contracts with Shell Overseas Holdings Ltd. BP Singapore is the exclusive agent for all crude oil supplied to the refinery. In addition to the refinery and retail assets, InterOil has commenced an extensive exploration program in Papua New Guinea.

         InterOil's common shares are traded in Canada in Canadian dollars on the TSX Venture Exchange under the symbol IOL, and on the Australian Stock Exchange, (ASX) in CHESS Depositary Interests (CDI), in Australian dollars under the symbol IOC which trade on a 10:1 basis to common shares. InterOil Corporation shares also trade on the Port Moresby Stock Exchange in Papua New Guinea in the local currency (KINA) under the symbol IOC. For more information please see the InterOil website at: www.interoil.com.

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The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

FOR FURTHER INFORMATION:

NORTH AMERICA                                                                                AUSTRALASIA
-------------                                                                                -----------
Gary M Duvall                                    Lisa Elliott                                Anesti Dermedgoglou
V.P., Corporate Development                      V.P., IR Counsel                            V.P., Investor Relations
InterOil Corporation                             DRG&E                                       InterOil Corporation
gary.duvall@interoil.com                         lelliott@drg-e.com                          anesti@interoil.com
Houston, TX USA                                  Houston, TX USA                             Cairns, Qld Australia
Phone:  +1 281 292 1800                          Phone: +1 713 529 6600                      Phone: +617 4046 4600

                              CAUTIONARY STATEMENT

This press release contains forward-looking statements. All statements, other than statements of historical facts, included in this release, including without limitation, statements regarding our drilling plans, business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words "believe", "expects", "anticipates", "intends", "estimates" or similar expressions or variations on such expressions are forward-looking statements. The Company can give no assurances that such forward-looking statements will prove to be correct. Risks and uncertainties include, but are not limited to, the existence of underground deposits of commercial quantities of oil and gas; fluctuations in prices for oil and gas production; curtailments or delays in development due to mechanical, operating, marketing or other problems; capital expenditures that are either significantly higher or lower than anticipated because the actual cost of identified projects varied from original estimates; and from the number of exploration and development opportunities being greater or fewer than currently anticipated. See the Company's filings with the Canadian securities regulators for additional risks and information about the Company's business.